Mail Stop 4561

May 12, 2009

Allan S. Kitagawa
Chief Executive Officer
Territorial Bancorp Inc.
1132 Bishop Street
Suite 2200
Honolulu, Hawaii 96813

Re: Territorial Bancorp Inc.
   Form S-1, filed November 14, 2008
   File Number 333-155388

Dear Mr. Kitagawa:

       We have reviewed your amended Form S-1, filed May 4, 2009, and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Implementation of stock-based benefit plans will dilute your ownership interest, page 25

1.   We note your response to our prior comment number 7. It is the staff's understanding that the shares of Territorial held by the mutual holding company can be voted as part of any shareholder approval of the equity plans. Since the Board can direct how the shares held by the mutual holding company can be voted, approval of the equity plans is assured. Therefore, we reissue the prior comment regarding the risk to the shareholders that they would have little control over the approval of the equity compensation plans or the structure of those plans.

Recent Developments, page 31

We note your new disclosure in this section and your response to comment one in your May 4, 2009 letter.   We have the following comments:

2.   On page F-19 you disclose that because the trust preferred securities market is inactive you use a discounted cash flow model to determine the estimated fair value of your trust preferred securities. You also use a discounted cash flow model to determine if they are other-than-temporarily impaired.

   a. Please provide us with the cash flow analysis used to determine that the estimated fair value of PreTSL XXII was $699,000 at March 31, 2009. Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with the guidance in SFAS 157 and related interpretations.

   b. Please provide us with the cash flow analysis used to support that you will be able to collect all amounts due and that you will recover the entire amortized cost of PreTSL XXII as of March 31, 2009. Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with the guidance in FSP FAS 115-2 and FAS 124-2.

   c. Please identify the key differences between the cash flow analysis used to determine the fair value of the security and the cash flow analysis used to support your OTTI assessment. Provide objective evidence that supports these differences between your estimate of cash flows expected to be collected for your OTTI assessment and the estimate of cash flows used to determine fair value.

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Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any accounting questions to Michael Volley at 202-551-3437 or, in his absence, Kevin Vaughn at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551- 3419.

Sincerely,

Christian Windsor
Special Counsel

By fax: Lawrence M.F. Spaccasi
        Fax number 202-362-2902